 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 11, 2014

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Don Bosco 3672 - Piso 5

(C1206ABF) Cdad. Aut. de Bs. As.

Buenos Aires, April 11, 2014

To the

Securities Exchange Commission

Re.: Significant Event Disclosure– Rate Increase

Dear Sirs:

I am contacting you in order to inform that on April 10, 2014 the Argentine Natural Gas Regulatory Agency (“ENARGAS”) published Resolution No. 2852/2014 (the “Resolution”) in the Official Bulletin approving the rate schedules applicable to the natural gas transportation services rendered by Transportadora de Gas del Sur S.A. (“TGS”) as from April 1, 2014. The rate schedules establish a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014 (the “Increase”).

The above involves a partial implementation of the rate increase agreed upon under the Temporary Agreement [Acuerdo Transitorio] entered into on October 8, 2008 by and between TGS and the Utility Contracts Analysis and Renegotiation Unit [Unidad de Renegociación y Análisis de Contratos de Servicios Públicos], that was ratified by the Executive Branch Decree No. 1918/2009 [Decreto del Poder Ejecutivo Nacional N° 1918/2009].

The Increase is associated to the execution of a Works Investment Program to be approved by ENARGAS, and involves the first rate increase granted to TGS from 1999.

Yours sincerely,

Adrian Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Senior Legal Counsel

Date: April 11, 2014